SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of September 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA
 (Translation of registrant’s name into English)

Else-Kröner Strasse 1
 61346 Bad Homburg
Germany
 (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(7): ____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Item 7.01.           Regulation FD Disclosure

The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Representatives of Fresenius Medical Care AG & Co KGaA (the “Company”) intend to make investor presentations in Waltham, Massachusetts on September 20-21, 2007 at the Fresenius Medical Care Capital Markets Day Conference to discuss the business and affairs of the Company. Prior to the conference, interested parties will be able to view the materials to be presented at the investor conference at: http://www.fmc-ag.com/internet/fmc/fmcag/agintpub.nsf/Content/Presentations.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 20, 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/ DR. BEN J. LIPPS

Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and Chairman of the Management Board

By:	/s/ LAWRENCE A. ROSEN

Name:	Lawrence A. Rosen
Title:	Chief Financial Officer